

LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group





27 June 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith the following documents for filing pursuant to exemption No. 82-3342 granted to Lion Industries Corporation Berhad ("LICB") under rule 12g3-2(b) of the Securities Exchange Act of 1934:

1) General Announcement dated 24 June 2005, Re: Dealings by Principal Officer of Lion Industries Corporation Berhad outside closed period pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad; and

2) General Announcement dated 24 June 2005, Re: Lion Industries Corporation Berhad - Extension of time for the full redemption of the outstanding 30,520,400 redeemable preference shares in Likom Computer System Sdn Bhd held by LICB from 28 June 2005 up to 28 December 2005.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD



WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286



Level 46, Menara Citibank, 165, Jalan Ampang, 50450 Kuala Lumpur, Malaysia
Tel: (603) 21622155, 21613166 Fax: (603) 21623448



Form Version 2.0

General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION/EDMS/KLSE on 06/24/2005 05:47:59 PM
Reference No LI-050624-5D434

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Lion Industries Corporation Berhad**
* Stock name	:	**LIONIND**
* Stock code	:	**4235**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Dealings by Principal Officer of Lion Industries Corporation Berhad outside closed period pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad

* **Contents :-**

Pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad, a Principal Officer of the Company has dealings in the securities of the Company as set out in Table 1 hereunder.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1

Name of Principal Officer	Date of Disposal	Sale Price per Share (RM)	Number of Shares	% of Issued Share Capital
Chang Chee Seng	31.05.2005	1.25	20,000	0.003
	08.06.2005	1.29	10,000	0.001
	15.06.2005	1.38	20,000	0.003

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

24 JUN 2005



Form Version 2.0

General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION on 06/24/2005 05:34:42 PM
Reference No LI-050624-49CA1

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **LION INDUSTRIES CORPORATION BERHAD**
*	Stock name	: **LIONIND**
*	Stock code	: **4235**
*	Contact person	: **Wong Phooi Lin**
*	Designation	: **Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

LION INDUSTRIES CORPORATION BERHAD ("LICB")

EXTENSION OF TIME FOR THE FULL REDEMPTION OF THE OUTSTANDING 30,520,400 REDEEMABLE PREFERENCE SHARES IN LIKOM COMPUTER SYSTEM SDN BHD HELD BY LICB FROM 28 JUNE 2005 UP TO 28 DECEMBER 2005

* **Contents :-**

1. INTRODUCTION

Pursuant to the Second Deferment Agreement dated 12 March 2004 made between LICB and Likom Computer System Sdn Bhd ("LCS"), the redemption date for the remaining 41,613,000 redeemable preference shares of RM0.01 each ("RPS") at a premium of RM0.99 per share in LCS held by LICB was deferred to 28 June 2005. Todate, LCS has redeemed a total of 13,092,600 of the 43,613,000 RPS initially held by LICB.

The Board of Directors of LICB wishes to announce that the Company had on 24 June 2005 entered into an agreement with LCS to extend the redemption date for the remaining 30,520,400 RPS held by LICB from 28 June 2005 up to 28 December 2005 ("Extension of Time").

2. DETAILS OF THE EXTENSION OF TIME

The salient terms of the Extension of Time are as follows:

(i) The Extension of Time shall be secured by the following securities ("Securities");

a) Existing charge over 175,000 ordinary shares of RM1.00 each fully paid-up in the capital of Ributasi Holdings Sdn Bhd, representing 35% of its issued and paid-up capital with a value of RM81.64 million based on the audited net tangible assets of RM233.26 million as at 30 June 2004 ("Ributasi Shares").

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary



24 JUN 2005

b) Existing charge over remaining landed properties of a value of approximately RM8.29 million (after taking into account the properties sold where proceeds received have been utilised to pay the accrued interest and redemption of the RPS) owned by Amble Bond Sdn Bhd ("Amble Bond") ("Amble Bond Properties").

c) Existing charge over the remaining RM12.29 million nominal value Lion Diversified Holdings Berhad ("LDHB") irredeemable convertible unsecured loan stocks ("LDHB ICULS") and 10.062 million ordinary shares of RM0.50 each in LDHB ("LDHB Shares") (collectively "LDHB Securities").

d) Existing charge over the escrow account maintained by Amble Bond in favour of LICB into which any benefits or entitlements arising from the Ributasi Shares, Amble Bond Properties and/or the LDHB Securities are deposited ("Escrow Account").

e) Amble Bond's undertaking in favour of LICB to cause the redemption of the remaining RPS and payment of the accrued interest by LCS on or before 28 December 2005.

f) Guarantee by Tan Sri William H.J. Cheng ("TSWC") which shall be valid and binding until the full redemption of the RPS and payment of the accrued interest on or before 28 December 2005.

(ii) Interest shall accrue on the RM30.52 million RPS and the interest accrued up to 28 June 2005 of approximately RM10.66 million, which shall be computed at 1.75% above Malayan Banking Berhad's base lending rate ("MBB BLR"), as at the date of redemption of the RPS less any aggregate cumulative dividend declared and paid by LCS commencing from 29 June 2005 until 28 December 2005 being the date of redemption of the RPS and/or the payment of the accrued interest; and

(iii) Net disposal proceeds from the disposal of the Securities to be deposited in the Escrow Account.

3. FINANCIAL EFFECTS OF THE EXTENSION OF TIME

i) Share Capital

There will be no effect on the issued and paid-up capital of LICB as the Extension of Time does not involve the issuance of new LICB shares.

ii) Earnings

The Extension of Time is not expected to have a material impact on the earnings of the LICB Group for the financial year ending 30 June 2005.

iii) Net Tangible Assets ("NTA")

On a proforma basis, the Extension of Time will not have a material impact on the NTA of the LICB Group based on the audited consolidated balance sheet as at 30 June 2004.

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

24 JUN 2005

4. DIRECTORS' INTERESTS

The following Directors do not consider themselves independent for the purpose of considering the Extension of Time ("Interested Directors"):

i) Datuk Cheng Yong Kim ("DAC") is a substantial shareholder of the Company and Amble Bond, the holding company of LCS.

ii) Cheng Yong Liang is the brother of DAC. Both DAC and Cheng Yong Liang are nephews of TSWC, a substantial shareholder of the Company and Amble Bond.

iii) Heah Sieu Lay is an employee of LDHB, a company in which TSWC and DAC have substantial interests and is therefore deemed to be a person connected with TSWC and DAC.

iv) Dato' Kamaruddin @ Abas bin Nordin is an Executive Director of Lion Courts Sdn Bhd (a wholly-owned subsidiary of LICB), a company in which TSWC and DAC are deemed to have substantial interests by virtue of their substantial shareholdings in LICB. Dato' Kamaruddin is therefore deemed to be a person connected with TSWC and DAC.

Save as disclosed above, none of the other Directors of LICB has any interest, direct or indirect, in the Extension of Time.

5. DIRECTORS' RECOMMENDATION

The Directors of LICB (with the exception of the Interested Directors) having taken into consideration all aspects of the Extension of Time, are of the opinion that the Extension of Time is fair and reasonable and is in the best interest of LICB.

6. DOCUMENTS FOR INSPECTION

A copy of the agreement in respect of the Extension of Time is available for inspection at the registered office of LICB at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur from Mondays to Fridays (except on Public Holidays) during business hours from 9.00 am to 5.00 pm for a period of three months from the date of this announcement.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

LION INDUSTRIES CORPORATION BERHAD (415-D)



Secretary

24 JUN 2005